UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C. 20549

                  FORM N-17f-2

Certificate of Accounting of Securities and Similar
         Investments in the Custody of
        Management Investment Companies
    Pursuant to Rule 17f-2 [17 CFR 270.17F-2]


OMB APPROVAL
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1. Investment Company Act File Number:       Date examination completed:

811-07745                                    March 31, 2001
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2. State identification Number:
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     AL          AK          AZ          AR          CA          CO
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     CT          DE          DC          FL          GA          HI
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     ID          IL          IN          IA          KS          KY
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     LA          ME          MD          MA          MI          MN
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     MS          MO          MT          NE          NV          NH
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     NJ          NM          NY          NC          ND          OH
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     OK          OR          PA          RI          SC          SD
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     TN          TX          UT          VT          VA          WA
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     WV          WI          WY          PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

Nations LifeGoal Funds, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

101 South Tryon Street, Charlotte, North Carolina 28255
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                SEC 2198 (11-91)

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

We, as members of management of Nations LifeGoal Funds, Inc. (the "Company"), comprising Income and Growth, Balanced Growth and Growth Portfolios are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2001 and from December 31, 2000 (last examination date) through March 31, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirement of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2001 and from December 31, 2000 (last examination date) through March 31, 2001, with respect to securities and similar investments reflected in the investment account of the Company.

Nations LifeGoal Funds, Inc.

By:


Robert H. Gordon
President
Banc of America Advisors, LLC


Edward Bedard
Senior Vice President and Chief Operating Officer
Banc of America Advisors, LLC


Richard Blank
Treasurer
Nations LifeGoal Funds, Inc.

                       Report of Independent Accountants


To the Board of Directors of
Nations LifeGoal Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Nations LifeGoal Funds, Inc.'s (the "Company's"), comprising Income and Growth, Balanced Growth and Growth Portfolios, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2001, and with respect to agreement of investment purchases and sales, for the period from December 31, 2000 (the date of our last examination), through March 31, 2001:

o  Confirmation of all investments held by PFPC, Inc. in book entry form;

o Reconciliation of all such investments to the books and records of the Company and PFPC, Inc.;

o Agreement of five investment purchases and five investment sales or maturities since our last report from the books and records of the Company to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Nations LifeGoal Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2001 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



PricewaterhouseCoopers LLP
May 16, 2001